UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 3)1

Steel Partners Holdings L.P.

(Name of Issuer)

Common Units, no par value

(Title of Class of Securities)

85814R107

(CUSIP Number)

Warren G. Lichtenstein

Steel Partners, Ltd.

590 Madison Avenue, 32nd Floor

New York, New York 10022

(212) 520-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 4, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_______________

1     The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS WGL CAPITAL LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION COLORADO
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 6,362,920 (1)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 6,362,920 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,362,920 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.8%
14	TYPE OF REPORTING PERSON OO

(1)	Includes 130,264 Class B Units.

1	NAME OF REPORTING PERSONS STEEL PARTNERS, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 6,493,811 (1)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 6,493,811 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,493,811 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.3%
14	TYPE OF REPORTING PERSON CO

(1)     Includes 130,264 Class B Units.

1	NAME OF REPORTING PERSONS SPH SPV-I LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,208,352
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,208,352
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,208,352
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS WARREN G. LICHTENSTEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,848,898 (1)
	8	SHARED VOTING POWER 6,493,811 (2)
	9	SOLE DISPOSITIVE POWER 2,848,898 (1)
	10	SHARED DISPOSITIVE POWER 6,493,811 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,342,709 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.0%
14	TYPE OF REPORTING PERSON IN

(1)     Includes 1,500,000 Common Units owned by grantor retained annuity trusts of which Mr. Lichtenstein is trustee.

(2)     Includes 130,264 Class B Units.

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)           This statement is filed by WGL Capital LLC, a Colorado limited liability company (“WGL”), Steel Partners, Ltd., a Delaware corporation (“SPL”), SPH SPV-I LLC, a Delaware limited liability company (“SPH SPV”) and Warren G. Lichtenstein.  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

SPL is the sole member of WGL.  Warren G. Lichtenstein is the Manager of WGL, the Chief Executive Officer of SPL and the Managing Member of SPH SPV.  By virtue of these relationships, SPL may be deemed to beneficially own the Units owned directly by WGL and Mr. Lichtenstein may be deemed to beneficially own the Units owned directly by WGL, SPL and SPH SPV. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of the director and executive officers of SPL.  To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, including on Schedule B annexed hereto (“Schedule B”), none of the persons or entities listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b)           The principal business address of each of WGL, SPL, SPH SPV and Warren G. Lichtenstein is 590 Madison Avenue, 32nd Floor, New York, New York 10022.

(c)           WGL is a holding company.  SPL is a holding company.  SPH SPV is a holding company. The principal occupation of Warren G. Lichtenstein is serving as the Executive Chairman of Steel Partners Holdings GP Inc., the general partner of the Issuer.

(d)           No Reporting Person nor any person listed on Schedule A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person nor any person listed on Schedule A has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)     Each of the individuals who are Reporting Persons or listed on Schedule A are citizens of the United States of America. WGL is a Colorado limited liability company. SPL is a Delaware corporation. SPH SPV is a Delaware limited liability company.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The 130,891 Common Units owned directly by SPL were acquired as follows: (i) 116,041 Common Units were acquired by SPL with its working capital in open market and private transactions for an aggregate purchase price of approximately $1,085,000; and (ii) 14,850 Common Units were acquired by SPL in connection with a settlement agreement with a former investor in an affiliated entity.

The 6,232,656 Common Units and the 130,264 Class B Units owned directly by WGL were acquired pursuant to the arrangements discussed in Item 4 below.

The 1,208,352 Common Units owned directly by SPH SPV were issued to SPH SPV pursuant to an assignment by SP General Services, LLC, the manager of the Issuer (“SP General Services”), of a right to receive the Class C Units, as further described in Item 4 below.

The 1,640,546 Common Units owned directly, and indirectly through grantor retained annuity trusts, by Warren G. Lichtenstein were acquired as follows: (i) 100,026 Common Units were distributed as a dividend by WGL to Mr. Lichtenstein, who at the time was the sole shareholder of WGL (these Common Units were initially distributed to WGL by Steel Partners II (Offshore) Ltd. and Steel Partners II (Onshore) LP (“Steel Onshore”), in connection with the restructuring of such entities); (ii) 1,564,544 Common Units were distributed to Mr. Lichtenstein by Steel Onshore; and (iii) 625 Common Units were received in exchange for 625 shares of common stock of a predecessor of the Issuer. 15,114 Common Units were subsequently disposed of by Mr. Lichtenstein pursuant to gifts made on December 16, 2013 and September 16, 2015.

Set forth on Schedule B is the aggregate purchase price of the Units beneficially owned, if any, by each of the persons, who are not Reporting Persons, listed on Schedule A.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and restated to read as follows:

On April 11, 2012, as a result of the termination of that certain Investor Services Agreement by and between the Issuer and WGL, and pursuant to the terms of the Second Amended and Restated Deferred Fee Agreement by and between the Issuer and WGL (the “Deferred Fee Agreement”), 6,403,002 Class B Units were issued to WGL by the Issuer, subject to adjustment as of March 31, 2012. On May 11, 2012, an additional 536,645 Class B Units were issued to WGL by the Issuer reflecting an adjustment based on the deferred fee liability as of March 31, 2012. On May 1, 2014, the capital account allocable to a Class B Unit equaled the capital account allocable to a regular Common Unit and, therefore, all outstanding Class B Units converted automatically into regular Common Units. 706,991 Common Units were sold in a private transaction on November 4, 2015.

In connection with the April 11, 2012 issuance of the Class B Units to WGL, WGL entered into a lock-up agreement (the “Lock-Up Agreement”) pursuant to which WGL agreed that it shall not offer, sell, offer to sell, contract to sell, hedge, pledge, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or sell (or announce any offer, sale, offer of sale, contract of sale, hedge, pledge, sale of any option or contract to purchase, purchase of any option or contract of sale, grant of any option, right or warrant to purchase or other sale or disposition), or otherwise transfer or dispose of (or enter into any transaction or device which is designed to, or could be expected to, result in the disposition by any holder at any time in the future), the Class B Units for a period of one year from April 11, 2012. A copy of the Lock-Up Agreement is attached as Exhibit 99.1 to the initial Schedule 13D and incorporated herein by reference.

On January 7, 2015, pursuant to the terms of the Deferred Fee Agreement, 130,264 Class B Units were issued to WGL by the Issuer.

On May 1, 2014, SPH SPV was issued 1,542,073 Class C Units with respect to the Incentive Units received pursuant to that certain Fifth Amended and Restated Management Agreement effective as of May 11, 2012, by and among the Issuer, SPH Group LLC, a wholly owned subsidiary of the Issuer, and SP General Services. The right to receive such Class C Units was previously assigned to SPH SPV-I LLC by SP General Services, the manager of the Issuer. On May 1, 2014, the capital account allocable to a Class C Unit equaled the capital account allocable to a regular Common Unit and, therefore, all outstanding Class C Units converted automatically into regular Common Units. Subsequent to the May 1, 2014 conversion, 333,721 Common Units were withdrawn from SPH SPV, leaving 1,208,352 Common Units owned directly by SPH SPV.

Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Units at prices that would make the purchase or sale of Units desirable, the Reporting Persons may endeavor to increase or decrease their respective positions in the Issuer through, among other things, the purchase or sale of Units on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable to the extent permitted by the limited partnership agreement of the Issuer or applicable law.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein or in Mr. Lichtenstein’s capacity as an executive officer and director of the general partner of the Issuer.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) - (c) are hereby amended and restated to read as follows:

(a)           The aggregate percentage of Units reported owned by each person named herein is based upon 26,752,248 Units outstanding as of November 2, 2015, inclusive of 130,264 Class B Units, but exclusive of treasury units and Units held by DGT Holding Corp., a subsidiary of the Issuer.

As of the close of business on November 6, 2015, WGL owned directly 6,232,656 Common Units and 130,264 Class B Units, constituting approximately 23.8% of the Units outstanding.  By virtue of their relationship with WGL discussed in further detail in Item 2, each of SPL and Warren G. Lichtenstein may be deemed to beneficially own the Units owned directly by WGL.

As of the close of business on November 6, 2015, SPL owned directly 130,891Common Units, constituting less than 1% of the Units outstanding. By virtue of his relationship with SPL discussed in further detail in Item 2, Warren G. Lichtenstein may be deemed to beneficially own the Common Units owned directly by SPL.

As of the close of business on November 6, 2015, SPH SPV owned directly 1,208,352 Common Units, constituting approximately 4.5% of the Units outstanding. By virtue of his relationship with SPH SPV discussed in further detail in Item 2, Warren G. Lichtenstein may be deemed to beneficially own the Units owned directly by SPH SPV.

As of the close of business on November 6, 2015, Warren G. Lichtenstein owned: (i) directly 140,546 Common Units, constituting less than 1% of the Units outstanding, and (ii) indirectly, indirectly through grantor retained annuity trusts of which Mr. Lichtenstein is trustee, 1,500,000 Common Units, constituting approximately 5.6% of the Units outstanding; which, together with the Units owned directly by WGL, SPL and SPH SPV that Mr. Lichtenstein may also be deemed to beneficially own, constitutes approximately 35.0% of the Units outstanding.

Set forth on Schedule B is the aggregate number and percentage of Units beneficially owned, if any, by each of the persons, who are not Reporting Persons, listed on Schedule A. Unless otherwise indicated thereon, each of the persons listed on Schedule B has (i) the sole power to vote and dispose of the Units he beneficially owns, if any, and (ii) the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the Units he beneficially owns.

(b)           Each of the Reporting Persons, except SPH SPV, may be deemed to have shared power to vote and dispose of the Units reported in this Schedule 13D owned directly by WGL.  Each of SPL and Warren G. Lichtenstein may be deemed to have shared power to vote and dispose of the Units reported in this Schedule 13D owned directly by SPL.  Each of SPH SPV and Warren G. Lichtenstein may be deemed to have shared power to vote and dispose of the Units reported in this Schedule 13D owned directly by SPH SPV. Mr. Lichtenstein has the sole power to vote and dispose of the Units reported in this Schedule 13D owned directly by him. As trustee of the grantor retained annuity trusts, Mr. Lichtenstein has the sole power to vote and dispose of the Units reported in this Schedule 13D owned indirectly by him through the grantor retained annuity trusts. Mr. Lichtenstein disclaims beneficial ownership of the Units owned directly by SPH SPV except for those Units allocated to his sub account within SPH SPV.

(c)           On September 16, 2015, Mr. Lichtenstein donated as a bona fide gift 9,535 Common Units. On November 4, 2015, WGL sold 706,991 Common Units in a private transaction; the 706,991 Common Units were exchanged for equity in a private corporation. There were no other transactions in securities of the Issuer by the Reporting Persons during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On November 9, 2015, the Reporting Persons entered into a Joint Filing Agreement (the “Agreement”) with respect to the joint filing of this statement, and any amendment or amendments thereto.  The Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Joint Filing Agreement by and among WGL Capital LLC, Steel Partners, Ltd., SPH SPV-I LLC, and Warren G. Lichtenstein, dated November 9, 2015.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:     November 9, 2015

WGL CAPITAL LLC

By:	Warren G. Lichtenstein, Manager

By:	/s/ James F. McCabe Jr.
	Name:	James F. McCabe Jr.
	Title:	Attorney-in-Fact for Warren G. Lichtenstein

STEEL PARTNERS, LTD.

By:	Warren G. Lichtenstein, Chief Executive Officer

By:	/s/ James F. McCabe Jr.
	Name:	James F. McCabe Jr.
	Title:	Attorney-in-Fact for Warren G. Lichtenstein

SPH SPV-I LLC

By:	Warren G. Lichtenstein, Managing Member

By:	/s/ James F. McCabe Jr.
	Name:	James F. McCabe Jr.
	Title:	Attorney-in-Fact for Warren G. Lichtenstein

WARREN G. LICHTENSTEIN

/s/ James F. McCabe Jr.
James F. McCabe Jr. as Attorney-in-Fact for Warren G. Lichtenstein

SCHEDULE A

Director and Executive Officers of Steel Partners, Ltd.

Name and Position	Present Principal Occupation	Business Address

Warren G. Lichtenstein, Chairman, Chief Executive Officer and sole Director	Executive Chairman of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022

Jack L. Howard, President and Secretary

President of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company, and a principal of Mutual Securities, Inc., a registered broker dealer

c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022

James F. McCabe, Jr., Vice President, Chief Financial Officer, Treasurer and Assistant Secretary	Chief Financial Officer of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022

SCHEDULE B

Interest in Securities of the Issuer by the Persons, Who Are Not Reporting Persons, Listed on Schedule A

Name	Number of Units Beneficially Owned	Percentage	Aggregate Cost

Jack L. Howard	3,792,496[1]	11.1%	$[2]
James F. McCabe, Jr.	6,341	Less than 1%	$[3]

1  Consists of the following: (i) 1,250,639 Units held directly by Mr. Howard; (ii) 264,267 Units held indirectly through SPH SPV-I LLC; (iii) 1,519,552 Units owned by The II Trust; (iv) 747,938 Units owned by The III Trust; and (v) 10,100 Units owned by EMH Howard, LLC (“EMH”).  Mr. Howard is the trustee for The II Trust and The III Trust and is the managing member of EMH.  Mr. Howard may be deemed to have investment and voting power with respect to the Units held by The II Trust, The III Trust and EMH.  Mr. Howard disclaims beneficial ownership of such Units owned by The II Trust, The III Trust and EMH.  Absent banking regulatory approval, voting rights are forfeited with respect to all Units in excess of 9.9%, and such Units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders (unless otherwise required by law), calculating required votes, determining the presence of a quorum or for other similar purposes.

2 The 3,085,505 Units beneficially owned by Jack L. Howard were acquired as follows: (i) with respect to the 1,250,639 Units owned directly by Mr. Howard, 533,794 Units were received as a distribution from Steel Onshore in connection with the restructuring of such entity, 9,854 Units were received in exchange for 9,854 shares of common stock of a predecessor of the Issuer and 706,991 were acquired in a private transaction; (ii) the 264,267 Units owned indirectly through SPH SPV-I LLC were assigned to Mr. Howard’s sub-account within SPH SPV-I LLC; (iii) the 2,267,490 Units owned directly by The II Trust and The III Trust were transferred to them following a distribution by Steel Onshore; and (iv) the 10,100 Units owned directly by EMH were received in exchange for 10,100 shares of common stock of a predecessor of the Issuer.

3 The 6,341 Units beneficially owned by James F. McCabe Jr. were acquired as an incentive unit distribution by SPH SPV-I LLC.